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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 12, 2002

Sonera Corporation
(Name of Filer)

Sonera Corporation
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS AN AMENDMENT TO THE SLIDE PRESENTATION USED BY SONERA CORPORATION AND TELIA AB BEGINNING ON APRIL 8, 2002 AND FILED BY SONERA CORPORATION ON APRIL 10, 2002. AS ONLY THE SLIDE APPEARING ON PAGE 26 WAS AMENDED, ONLY SUCH SLIDE IS REPRODUCED IN THIS FILING MADE PURSUANT TO RULE 425.

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        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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